Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Return Optimization Securities	$13,420,230	$527.42
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Prospectus Supplement dated January 13, 2009)

Return Optimization Securities

Enhanced Return Strategies for Moderate Return Environment

UBS AG $13,420,230 Securities linked to the S&P 500® Index due February 3, 2010

Investment Description

Return Optimization Securities (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of an index. ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 5 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your principal reduced by that negative Index Return. Investing in a ROS is subject to significant risks, including potential loss of principal, a maximum appreciation at maturity and the credit risk of UBS. Any payment on the ROS is subject to the creditworthiness of the Issuer.

Features
☐	Potential to enhance returns in a moderate-return environment
☐	5x leverage up to the Maximum Gain on the ROS while maintaining 1-to-1 downside exposure at maturity

Key Dates

Trade Date	January 27, 2009
Settlement Date	January 30, 2009
Final Valuation Date*	January 28, 2010
Maturity Date*	February 3, 2010
*	Subject to postponement in the event of a market disruption event, as defined in the ROS product supplement.
Security Offering

The ROS are linked to the S&P 500® Index (the “S&P Index” or the “Index”) with a specified Maximum Gain, which is listed below along with the corresponding maximum payment at maturity. The ROS are offered at a minimum investment of $1,000.

Securities	Index Symbol(1)	Maximum Gain	Maximum Payment at Maturity per $10 Security	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	30.35%	$13.035	90264M756	US90264M7561
(1)	Bloomberg, L.P.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS product supplement and accompanying prospectus, as supplemented by the Index supplement and this pricing supplement. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-10 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative Index Return will result in a payment at maturity of less than $10 per ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.125	$9.875
Total	$13,420,230.00	$167,752.88	$13,252,477.12

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated January 27, 2009

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an Index supplement for various securities we may offer, including the ROS) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS product supplement and the Index supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000075/v136613_690288-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” and “Securities” refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement, dated January 13, 2009, references to the “Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed the Maximum Gain at maturity
♦	You are willing to make an investment that is exposed to the full downside performance risk of the Index
♦	You are willing to forego dividends paid on the stocks included in the Index
♦	You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market
♦	You are willing to hold the ROS to maturity
♦	You are willing to invest in the ROS based on the Maximum Gain
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain at maturity
♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You prefer to receive the dividends paid on any stocks included in the Index
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the ROS

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per ROS
Term	12 months
Multiplier	5
Maximum Gain	30.35%
Payment at Maturity (per $10)	If 5x the Index Return (as defined below) is equal to or greater than the Maximum Gain, you will receive:
$10 + ($10 × Maximum Gain)
If 5x the Index Return is positive but less than the Maximum Gain, you will receive:
$10 + ($10 × 5 × Index Return), subject to the Maximum Gain
If the Index Return is zero or negative, you will receive:
$10 + ($10 × Index Return)
In this case, you may lose all or a substantial portion of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	845.71
Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment at Maturity

You will receive your principal reduced by the Index Return, calculated as follows:

$10 + ($10 × Index Return)

In this scenario, you could lose some or all of your principal depending on how much the Index declines

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Full market risk — You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the Index (as measured by the Index Return). For every 1% decline in the Index, you will lose 1% of your principal at maturity.
♦	No assurances of moderate-return environment — While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.
♦	Maximum return — Your appreciation potential is limited to the Maximum Gain even if the Index Return is greater than the Maximum Gain.
♦	Credit of the Issuer — The ROS are senior unsecured debt obligations of the Issuer, UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the amounts owed to you under the terms of the ROS.
♦	No interest or dividends — You will not receive any interest or dividend payments.
♦	ROS not the same as the Index — Owning the ROS is not the same as owning the stocks comprising the Index or a security directly linked to the performance of the Index.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public; and as a result you may suffer substantial losses.
♦	Price prior to maturity — The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks comprising the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date since the price to public includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the stocks comprising the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks comprising the Index, the level of the Index, and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of UBS, will determine the Index Return and payment at maturity based on the closing level of the Index on the Final Valuation Date. The calculation agent can postpone the determination of the Index Return or the maturity date if a market disruption event occurs and is continuing on a valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS. See “What are the Tax Consequences of the ROS?” on page 6.

ROS Linked to S&P 500® Index

The S&P 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of January 27, 2009 indicated below: Consumer Discretionary (80); Consumer Staples (40); Energy (39); Financials (81); Health Care (54); Industrials (59); Information Technology (75); Materials (29); Telecommunications Services (9); and Utilities (34).

The graphs below illustrate the performance of the S&P Index from June 30, 1998 to January 27, 2009. The historical levels of the S&P Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.
The S&P Index closing level on January 27, 2009 was 845.71.

Scenario Analysis and Examples of the ROS at Maturity

The following scenario analysis and examples are based on a 30.35% Maximum Gain and assume a range of S&P Index performance from +50% to –50%.

Example 1 — On the Final Valuation Date, the Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive 5x the Index Return, or a 15% total return, and the payment at maturity per $10.00 principal amount of the ROS will be calculated as follows: $10.00 + ($10.00 × 5 × 3%) = $10.00 + $1.50 = $11.50.

Example 2 — On the Final Valuation Date, the Index closes 20% above the Index Starting Level. Since 5x the Index Return of 20% is more than the Maximum Gain of 30.35%, you will receive the Maximum Gain of 30.35%, and the payment at maturity is equal to $13.035 per $10.00 principal amount of ROS.

Example 3 — On the Final Valuation Date, the Index closes 20% below the Index Starting Level. Since the Index Return is -20% on the Final Valuation Date, your investment will be fully exposed to the decline of the Index and your payment at maturity will be calculated as follows: $10 + ($10 × -20%) = $10 – $2.00 = $8.00 per $10.00 principal.

The information on the S&P Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index” beginning on page IS-12 of the Index supplement.

What are the Tax Consequences of the ROS?

In the opinion of our counsel, Sullivan & Cromwell LLP, your ROS should be treated as a pre-paid derivative contract with respect to the Index. The terms of the ROS generally will require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your ROS for all tax purposes in accordance with such characterization. If your ROS are so treated, you should generally recognize capital gain or loss upon the maturity of your ROS (or upon your sale, exchange or other disposition of your ROS prior to its maturity) equal to the difference between the amount realized and the amount you paid for your ROS. Such gain or loss should generally be long-term capital gain or loss if you held your ROS for more than one year. However, because there is no authority that specifically addresses the tax treatment of your ROS, it is possible that your ROS could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-26 of the ROS product supplement. For additional information, please see “Supplemental U.S. Tax Consideration” beginning on page PS-25 of the ROS product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-25 of the ROS product supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has introduced a bill that, if enacted, would require holders of ROS purchased after the bill is enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	318,345	283,210
Total Debt	318,345	283,210
Minority Interest(2)	8,448	7,516
Shareholders’ Equity	46,412	41,290
Total capitalization	373,205	332,015
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88963 (the exchange rate in effect as of September 30, 2008).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the ROS at the price indicated on the cover of this pricing supplement.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Srategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.